ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

November 29, 2016

AMG Funds

600 Steamboat Road, Suite 300

Greenwich, Connecticut 06830

Ladies and Gentlemen:

We are furnishing this opinion in connection with the proposed offer and sale by AMG Funds, a Massachusetts business trust (the “Trust”), of shares of beneficial interest (“Shares”) of AMG TimesSquare Emerging Markets Small Cap Fund (the “Fund”), a series of the Trust, pursuant to an amendment to the Trust’s Registration Statement on Form N-1A (No. 333-84639) (the “Registration Statement”) under the Securities Act of 1933, as amended.

We are familiar with the action taken by the trustees of the Trust to authorize the issuance of shares. We have examined the Trust’s Amended and Restated Agreement and Declaration of Trust dated December 13, 2013, as amended by Amendment No. 1 thereto (the “Declaration of Trust”), on file in the office of the Secretary of The Commonwealth of Massachusetts. We have further examined the Trust’s By-Laws and such other documents as we deem necessary for purposes of this opinion.

We assume that upon each sale of Shares, the Trust will receive the net asset value thereof.

Based upon the foregoing, we are of the opinion that the Trust is authorized, under Massachusetts law, to issue an unlimited number of Shares of the Fund, and that, when such Shares are issued and sold and the authorized consideration therefor is received by the Trust, such Shares will be validly issued, fully paid and nonassessable by the Trust.

The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust provides that shareholders shall not be subject to any personal liability for the acts or obligations of the Trust, and also requires that every note, bond, contract, instrument, certificate or undertaking made or issued on behalf of the Trust by the trustees or by any officers or officer or otherwise shall give notice to the effect that shareholders are not personally liable thereunder. The Declaration of Trust provides that in case any shareholder or former shareholder of the Trust or of a particular series or class of the Trust shall be held to be personally liable for any obligation or liability solely by reason of being or having been a shareholder of the Trust or of a particular series or class and not because of his or her acts or omissions or for some other reason, the shareholder or former shareholder (or his or her heirs, executors, administrators or other legal representatives or, in the case of a corporation or other entity, its corporate or other general successor) shall be entitled out of the assets of such series (or attributable to the class) to be held harmless and indemnified against all loss and expense arising from such liability. Thus, the risk of a shareholder incurring financial loss on account of such shareholder liability is limited to circumstances in which the series (or class) itself would be unable to meet its obligations.

We consent to the filing of this opinion with and as an exhibit to the Registration Statement.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP